

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 15, 2017

Via E-mail
Mr. Vittorio Notarpietro
Chief Financial Officer
Natuzzi S.p.A.
Via Iazzitiello 47
70029, Santeramo in Colle, Bari, Italy

>   **RE: Natuzzi S.p.A.**
>   **Form 20-F for the Year Ended December 31, 2015**
>   **Filed May 23, 2016**
>   **File No. 1-11854**

Dear Mr. Notarpietro:

We have reviewed your February 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter.

Form 20-F for the Year Ended December 31, 2015

Item 15. Controls and Procedures, page 85

1.   We reviewed your response to prior comment one in our letter dated January 17, 2017. We note that in 2015 you implemented certain refinements to further enhance your internal control over financial reporting, including, among others:

- Improving a series of management review controls that relate to the process of preparing financial statements and the related disclosures;

- Changing the threshold used to review manual journal entries; and

- Enhancing controls over certain routine transactions, including the review of standard costs for new products and of the performance of certain manual procedures related to discounting, product pricing and credit lines.

For the three refinements noted above, please more fully explain to us what controls were implemented or impacted, what specific enhancements were made or additional steps were added in the design of these controls, the reason the changes were made, why they were made in respect to fiscal year 2015 and not an earlier fiscal year, and when the changes to the controls actually occurred.

2. Please tell us whether your assessment of the new or enhanced controls resulted in identification of any deficiencies, and if so, describe the nature and how the severity of each was evaluated, individually and in combination with others if applicable.

3. Your response indicates that, in improving a series of management review controls that relate to the process of preparing financial statements and the related disclosures, you more thoroughly described, among others, the level of precision and analysis threshold used by the control owner in executing the review controls. To the extent you changed the level of precision or the analysis threshold used in these controls, including in the review of manual journal entries, please tell us the new and previous levels of precision and/or thresholds and the magnitude of items reviewed under both the new and previous level of precision/threshold. Please also tell us how the magnitude of items not reviewed under both the new and previous level of precision/threshold compares to your determination of materiality for your financial statements.

4. We note that Principle #9 of the 2013 COSO Framework, which you used as a basis for your assessment of the effectiveness of internal control over financial reporting, requires entities to have controls in place to identify and assess changes that could significantly impact the system of internal control. Please tell us how your evaluation of the effectiveness of your risk assessment process considered the "unexpected" changes you made to your internal control over financial reporting that led to delays in completing the assessment of your internal control over financial reporting and the filing of your 2015 Form 20-F. To the extent you identified deficiencies related to the risk assessment component, please describe the nature of these deficiencies and how the severity of each was evaluated, individually and in combination with others, if applicable.

5. We note in your response to prior comment two in our letter dated December 8, 2016 that there were no material changes made to your financial statements included in your Form 20-F filed on May 23, 2016 compared to the financial statements included in your Form 6-K filed on March 23, 2016. Please explain any adjustments, including differences in classifications, made to your financial statements between these dates and tell us how the adjustments were discovered, including whether they were identified by management's controls or the independent audit. Please also explain how you considered any adjustments in your assessment of the effectiveness of your internal control over financial reporting, including evaluation of the severity of any identified control deficiencies,

considering not only the actual misstatement(s) identified but also whether there was a reasonable possibility that the company's internal control over financial reporting would fail to prevent or detect a misstatement of a financial statement amount or disclosure and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. We refer you to pages 34 to 38 of the Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

6.   We note the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures also include controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Exchange Act, including management's report on internal control over financial reporting, is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Your response indicates that the additional time needed to document, test and then evaluate the operating effectiveness of controls directly impacted the Company's ability to file its 2015 Form 20-F within the prescribed deadline. Please specifically address how you considered the above definition and the fact that your assessment of internal control over financial reporting was the reason you were unable to timely file your Form 20-F in your determination that disclosure controls and procedures were effective as of December 31, 2015.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction